FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F    X

              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes           No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2004

        "George Young"

GEORGE S. YOUNG

President, CEO

FORM 6K - MARCH 2004

MAG Silver Corp.

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399    Fax: (604) 484-4710

TSX-V: MAG	NR 04-08
OTCBB: MSLRF	June 22, 2004

MAG SILVER EXPLORATION UPDATE

MAG Silver Corp. (TSX-V:MAG) has committed C$2,000,000 in 2004 to aggressively exploring district-scale, potentially high-grade silver targets throughout the Mexican Silver Belt. A brief update on each of MAG's seven projects is included below, followed by a general description of each project at the end of this press release.

Adargas Project, Jimenez, Chihuahua: Phase 1 drilling, consisting of four holes totaling approximately 2,000 metres, was successfully completed on June 2. These were designed to trace historically exploited high-grade oxidized mineralization to depth into the primary sulphide zone. Assays from the drilling are pending, as are results of a downhole BHUTM survey of both MAG and two 1997 holes drilled by a predecessor, one of which cut 20 centimetres of Zn-Pb-Ag massive sulfides developed along the same contact. Those results will be complemented with a new NSAMT geophysical survey to guide Phase 2 drilling later in 2004.

Don Fippi Project, Batopilas District, Chihuahua: Preliminary processing of a recently completed (May 2004) orientation underground and surface-based NSAMT and 3-axis UTM magnetic survey has revealed strong structurally-controlled anomalies. These anomalies lie in favorable areas revealed by detailed geologic mapping as well as areas in and near historical workings, where reports indicate silver ores may remain. A significant part of the survey exploited the recently reopened and rehabilitated Porfirio Diaz, Santo Domingo, and Valenciana Tunnels (See Press Release of April 6, 2004), which give access to over 4 kilometres of underground workings throughout the district. Permitting for 4Q 2004 surface and underground drill testing of these anomalies has begun.

Juanicipio and Lagartos Projects, Zacatecas: MAG commenced a 3,000 metre drilling program on June 10. Drilling targets are split between expanding the success of its 2003 drilling program at Juanicipio and initial drilling of targets developed in the more recently acquired 120,000 hectare Lagartos Properties. Targeting is based on a combination of geologic mapping and 25 new NSAMT geophysical lines. District wide exploration, with several drill rigs, continues on the adjoining mine property position owned by Penoles.

Guigui Project, Santa Eulalia District, Chihuahua: MAG recently completed downhole BHUTM surveys to locate anomalies in proximity to holes drilled earlier this year (See Press Release of April 2004). Processing is pending.

Cinco de Mayo Project, Benito Juarez, Chihuahua: Compilation of previous exploration results has begun to guide design of orientation geophysical surveys and biogeochemical sampling scheduled to begin later this month.

Sierra Ramirez Property, Durango:  Initial field reconnaissance geology, begun in late May, revealed several major zones of structurally controlled mineralization suitable for more detailed geological, geochemical and geophysical study. Dump examination confirms that sulfides were reached in very few of the district mines. Exploration will focus on determining the overall controls and district zoning to define the most favorable areas for encountering larger scale mineralization beneath the historic oxide mines. Drilling is planned for 4Q, 2004 or 1Q, 2005.

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Detailed Project Descriptions

Adargas Project:

The Adargas District is an under-explored 850-hectare Au, Ag, Pb, Zn, Cu Carbonate Replacement Deposit (CRD) that lies at the intersection of two exceptionally productive regional silver deposit trends. Adargas mineralization consists of a series of irregular replacement chimneys developed on the flanks of distinctive rhyolite dikes. Pre-1924 production from Adargas was roughly 350,000 T of oxide ores grading 9-27 g/T (0.25-0.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb. High zinc grades are also present, but zinc was not recovered from the oxide ores. High gold grades were encountered throughout the mine, with the highest in the deeper oxidized parts of the mine. Adargas closely resembles the famous Naica deposit, which lies 120 metres to the NNW along one of the major regional trends. Naica was "rediscovered" in the mid-1950's by following dike contact mineralization to depth changing it from an obscure occurrence to one of Mexico's major Pb-Ag-Zn mines. The exploration concept for Adargas is virtually identical, starting in the area of the major old mine and working outwards towards showings of similar mineralization that occur for several kilometres along strike.

Batopias Project:

The Don Fippi project area covers approximately 4,800 hectares centred on the historic Batopilas District located deep within the famous Copper Canyon country of south-western Chihuahua. Batopilas produced an estimated 200 to 300 million ounces of silver between 1660 and 1913 from bodies of very high grade crystalline native silver irregularly distributed along a series of NE-trending structures. Batopilas ore grades range from the 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to high-grade ores of up to 75% Ag. Significant tonnages of milling ore grading 265 g/T (8.5 oz/T) were also produced. Historically, Batopilas exploration was "stope and hope" but new bonanzas were encountered regularly along the structures. MAG is applying a number of modern geological and geophysical exploration techniques to locate new high-grade shoots quickly and cheaply.

Juanicipio - Lagartos Project:

Juanicipio lies 5 kilometres from the principal production headframe of the Fresnillo Mine, and less than 3 kilometres from its westernmost underground workings. Industrias Penoles currently produce over 31 million ounces of silver annually from high-grade (23 oz/T Ag plus up to 0.1 oz/T Au) veins. Production since 1560 is around 800 million ounces of silver, with half of this coming since 1976 when the high-grade Santo Nino style veins currently being mined were found. Recent exploration by Penoles has focused on tracing veins discovered in the last 6 years westward from the historic mining centre towards Juanicipio. Phase 1 drilling at Juanicipio continued this trend and targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies, farther along the projection of veins being mined or explored in the adjoining Fresnillo Mine area. Fresnillo style mineralization was encountered in 4 out of 6 target structures drilled in Phase 1 and both of the two remaining holes hit veinlets with grades indicating that favourable areas were being approached. (See Press Release of Nov. 13, 2003). Lagartos NW extends 3-30 kilometres to the northwest of MAG's Juanicipio claim, and Lagartos SE extends 15-50 kilometres to the southeast of Fresnillo. Lagartos SE surrounds the northern half of the famous Zacatecas District, which produced an estimated 1 billion ounces of silver and 3 million ounces of gold. Both areas are largely covered, but sparse outcrops exhibit structurally-controlled alteration similar to that successfully drilled in Juanicipio, and associated with veins extensively mined both at Fresnillo and Zacatecas.

Guigui Project:

The Santa Eulalia Mining District lies 22 kilometres east of Chihuahua City, Chihuahua. Santa Eulalia is the largest of a number of similar districts in central Mexico and produced over 450 million ounces of silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001. Santa Eulalia and comparable Carbonate Replacement Deposits (CRD) are generally considered to form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulphides, to massive sulphide chimneys and mantos. Santa Eulalia mineralization is very closely related in time and space to a series of felsite intrusions that apparently had a common stock source. It is the search for this intrusive source that is the foundation of

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exploration in the Guigui Project. Similar intrusions occupy the centre of substantial additional stock contact mineralization in districts such as San Martin, Zacatecas, or Leadville, Colorado.

Cinco de Mayo Project:

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua along the same major deep crustal break that underlies the important Santa Eulalia, Naica, and San Pedro Corralitos CRD/skarn systems. The potential of this property emerged from 15 years of systematic regional exploration by Dr. Peter Megaw that shows Cinco de Mayo shares many of the key features of the distal parts of Santa Eulalia. The potential for finding a large CRD system is excellent.

Sierra Ramirez Project:

The Sierra Ramirez District lies in extreme eastern Durango, approximately 80 kilometres west of the Western Silver's Penasquito Property in famous Providencia-Concepcion del Oro, Zacatecas District. Sierra Ramirez is a typical Mexican Carbonate Replacement Deposit (CRD) that produced an estimated 750,000-1,000,000 tons of very high-grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid 1960s. Until recently, the land status was highly fractionated, but MAG has acquired over 80% of the district by option from Minera Rio Tinto of Chihuahua, Mexico. Significant work was done by majors in the 1990s, but the property was never drilled.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the project and the program underway.

About MAG Silver Corp.

MAG Silver is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.                 REPORTING ISSUER

MAG SILVER CORP.

800 - 409 Granville Street

Vancouver BC, V6C 1T2

Telephone: (604) 630-1399

Facsimile:   (604) 484-4710

ITEM 2.                DATE OF MATERIAL CHANGE

June 10, 2004

ITEM 3.                 PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated June 10, 2004

ITEM 4.                 SUMMARY OF MATERIAL CHANGE

MAG reports that it began a 3000 metre drilling program on its 100% owned 8,000 hectare Juanicipio and 120,000 hectare Lagartos Properties near Fresnillo, Zacatecas on June 5.

ITEM 5.                 FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated June 10, 2004.

ITEM 6.             RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.                 OMITTED INFORMATION

N/A

ITEM 8.                  SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

George Young, President

Phone: (604) 630-1399

ITEM 9.                  STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 10th day of June, 2004.

MAG Silver Corp.

"George S. Young"

George S. Young, President

MAG Silver Corp.

MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399     Fax: (604) 484-4710

TSX-V: MAG	NR 04-07
OTCBB: MSLRF	June 10, 2004

MAG SILVER COMMENCES 3000 METRE DRILLING PROGRAM
AT JUANICIPIO AND LAGARTOS NEAR FRESNILLO

MAG Silver Corp. (TSX-V: MAG) reports that it began a 3000 metre drilling program on its 100% owned 8,000 hectare Juanicipio and 120,000 hectare Lagartos Properties near Fresnillo, Zacatecas on June 5. Drilling will continue to trace Fresnillo District style mineralization within Juanicipio (See Press Releases of Jul. 7, 2003 and Oct. 14, 2003) and seek regional-scale extensions of the Fresnillo District within the Fresnillo Structural Trend in Lagartos (See Press Release of Aug. 20, 2003, Jan 6, 2004, and Apr. 30, 2004). Drill targets have been generated using the results of 2003 drilling, detailed geologic mapping and over 40 line-kilometres of NSAMT geophysics completed May 29. Drilling results from 2003 showed that high grade silver occurs in Juanicipio veins at depths comparable to principal mineralization in the adjacent Fresnillo Mine (See Press release of Nov. 13, 2003), so the 2004 drilling will test the structures some 300 metres higher in elevation than most of MAG's 2003 intercepts.

Drilling at Juanicipio has begun with testing of a laterally persistent structure marked by extensive brecciation, alteration, and strong coherent NSAMT anomalies. Industrias Penoles are currently using 5 drill rigs to test what appears to be the extension of this structure from 500 to 2500 metres to the east. A 2003 test of this structure (Hole JI03-03) was lost in a 3.5 metre wide crystal-lined void 50 metres before reaching the target anomaly, but did cut some silver mineralized stringers before being lost. Subsequent 2004 targets for Juanicipio include the intersections of the major gold and silver mineralized structures cut in Holes JI03-01, 02, 05 and 06 (See Press Releases of Jul. 7, 2003 and Nov. 13, 2003), and structures controlling kaolinite alteration exploited in a series of shallow open pit mines on the west side of Juanicipio. All of these structures have been mapped in detail and crossed by recent NSAMT lines.

The Lagartos Project areas lie northwest and southeast of Juanicipio within the "Fresnillo Trend", a major NW-SE trending regional structural zone that encompasses Fresnillo/Juanicipio and contains the important Sombrerete, Zacatecas, Real de Angeles and Guanajuato Districts. Regional-scale zoning features revealed by MAG's 2003 drilling and geological re-evaluation strongly indicate that Fresnillo mineralization may be significantly more extensive than previously recognized and large-scale extensions of the district are the principal Lagartos targets. Drilling will focus initially in Lagartos NW because more work has been done there, but at least one hole is planned for Lagartos SE. The Lagartos NW area is largely covered by gravel, but sparse outcrops show rock-types, structures, and alteration that appear identical to those seen at Fresnillo and Juanicipio 15 to 30 kilometres away. Drilling at Lagartos NW will test anomalies located through the recently completed geophysical survey which focused on covered structural trends and structurally-controlled alteration that strongly resembles that which successfully guided drilling at Juanicipio (See Press Releases of Nov. 19, 2003 and Feb 13, 2004).

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MAG President George Young said, "We are delighted to be drilling again at Juanicipio. Building on what we learned in 2003 lets us drill to shallower depths and should give us increased confidence for our first drilling at Lagartos. The geology and geophysical signatures of the Lagartos areas are very similar to what we see in Juanicipio and we are very optimistic about applying our exploration techniques to the balance of our 120,000 hectare holdings. If successful, we open the possibility of completely redefining the Fresnillo District."

Background

Juanicipio lies 5 kilometres from the principal production headframe of the Fresnillo Mine, and less than 3 kilometres from its westernmost underground workings. Industrias Penoles currently produce over 31 million ounces of silver annually from high-grade (23 oz/T Ag plus up to 0.1 oz/T Au) veins.  Production since 1560 is around 800 million ounces of silver, with half of this coming since 1976 when the high-grade Santo Nino style veins currently being mined were found. Recent exploration by Penoles has focused on tracing veins discovered in the last 6 years westward from the historic mining centre towards Juanicipio. Phase 1 drilling at Juanicipio continued this trend and targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies farther along the projection of veins being mined or explored in the adjoining Fresnillo Mine area. Fresnillo style mineralization was encountered in 4 out of 6 target structures drilled in Phase 1 and both of the two remaining holes hit veinlets with grades indicating that favourable areas were being approached. (See Press Release of Nov. 13, 2003). Lagartos NW extends 3 to 30 kilometres to the northwest of MAG's Juanicipio claim, and Lagartos SE extends 15 to 50 kilometres to the southeast of Fresnillo. Lagartos SE surrounds the northern half of the famous Zacatecas District, which produced an estimated 1 billion ounces of silver and 3 million ounces of gold. Both areas are largely covered, but sparse outcrops exhibit structurally-controlled alteration similar to that successfully drilled in Juanicipio and associated with veins extensively mined both at Fresnillo and Zacatecas.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this project and disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of four projects, other than Juanicipio, whereby he may receive additional shares.

In the work for MAG, Dr. Megaw has designed the geological, geochemical and geophysical surveys undertaken by project geologists under his control and supervision. Geochemical samples are assayed by standard Fire Assay and Atomic Absorption methods by BSI Inspectorate in their Reno, Nevada laboratory after preparation in their Durango, Mexico facilities. Sampling procedures include the insertion by MAG of blind duplicates and blanks into the sample stream for assay in addition to the lab's internal quality control standards. Selected significant gold and silver assays are checked by another competent laboratory.

Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the project and the program underway.

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About MAG Silver Corp.

MAG Silver is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production. Current projects include: 1) The Juanicipio and Lagartos Projects in the Fresnillo Mining District of Zacatecas, the world's premier silver producer; 2) The Guigui Project in the Santa Eulalia District, the world's largest known Carbonate Replacement Deposit (CRD);  3) The Batopilas District, one of the highest-grade silver districts in the world; 4) The Adargas Project, one of the most gold-rich CRDs in Mexico; 5) Cinco de Mayo, a largely covered district-scale exploration play in the center of the Chihuahua CRD Belt; and 6) Sierra Ramirez, an exceptionally silver-rich CRD in eastern Durango near the famous Concepcion del Oro District.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.